100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-07

POLYMET REPORTS SECOND QUARTER FISCAL 2016 RESULTS, PROGRESS
TOWARD COMPLETION OF ENVIRONMENTAL REVIEW

St. Paul, Minn., September 4, 2015 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three and six months ended July 31, 2015. PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

NorthMet is nearing completion of a decade-long environmental review led by the Minnesota Department of Natural Resources, the U.S. Army Corps of Engineers and the U.S. Forest Service as Co-lead Agencies and the U.S. Environmental Protection Agency and three Minnesota Chippewa bands as Cooperating Agencies.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

HIGHLIGHTS OF FISCAL YEAR TO-DATE

•	On June 22, 2015, the independent EIS Contractor circulated the preliminary final Environmental Impact Statement to the Co-lead and Cooperating Agencies for review, which has now been completed.

•

The MDNR issued a timeline for completion of the final EIS with publication in the Federal Register and the state Environmental Quality Board Monitor in November 2015 and the state’s Record of Decision on EIS Adequacy in February 2016.

•

On August 5, 2015 the EPA issued its comments on the preliminary final EIS, stating that it “reflects many improvements to the project, and to the clarity and completeness of the environmental review.”

•

PolyMet received the second and third tranches, each of $8.0 million, of the $30 million secured loan facility from the Glencore AG, a wholly owned subsidiary of Glencore plc. The remaining $6.0 million is scheduled to be drawn on or before October 1, 2015.

•

On July 30, 2015, PolyMet amended its previous financing arrangement with Glencore by extending the maturity date of the $25 million initial principal secured convertible debentures to the earlier of March 31, 2016 or receipt of permits and availability of construction finance (“Early Maturity Event.”) The interest rate margin was increased to 8.0% from 4.0% over 12-month US dollar LIBOR effective August 1, 2015.

At the same time, the expiration date of Glencore’s warrants to acquire 6,458,001 shares of PolyMet was extended to the earlier of the Early Maturity Event or December 31, 2016 and the purchase price was reduced to $0.9292 per share from $1.3022.

•

Loss for the three months ended July 31, 2015 was $1.698 million compared with $1.610 million for the prior year period. General and administrative expenses excluding non- cash stock-based compensation for the three months ended July 31, 2015 was $1.041 million compared with $0.955 million for the prior year period.

•

Loss for the six months ended July 31, 2015 was $5.256 million compared with $3.394 million for the prior year period. General and administrative expenses excluding non- cash stock-based compensation for the six months ended July 31, 2015 were $2.258 million compared with $2.197 million for the prior year period.

•	At July 31, 2015 PolyMet had cash of $9.168 million compared with $9.301 million at January 31, 2015.

•	PolyMet invested $8.078 million into its NorthMet project during the three months ended July 31, 2015, compared with $6.227 million in the prior year period.

•

As of July 31, 2015 PolyMet had spent $94.8 million on environmental review and permitting, of which $88.4 million has been spent since the NorthMet Project moved from exploration to development stage.

GOALS AND OBJECTIVES FOR REMAINDER OF YEAR TO JANUARY 31, 2016

•	Publication of the final EIS in the state EQB Monitor and the Federal Register;

•	Submission of mining, air and water permit applications as the EIS process concludes;

•	Completion of the Definitive Cost Estimate and Project Update; and

•	Construction finance plan including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of permits.

Key Statistics
(in ‘000 US dollars, except per share amounts)

Balance Sheet	July 31, 2015	January 31, 2015

Cash	$9,168	$9,301
Working capital deficit (see note)	(59,093)	(31,672)
Total assets	321,871	313,229
Total liabilities	133,802	120,853
Shareholders’ equity	188,069	192,376

Note: The interim consolidated financial statements at July 31, 2015 have been prepared on a going concern basis. However, with a working capital deficit of $59.093 million, going concern assumes conversion, extension or refinancing of the convertible and extension or refinancing of the non-convertible debt on or before March 31, 2016. Based upon the underlying value of the NorthMet Project, the advanced stage of permitting, and ongoing discussions, management believes that such extension, refinancing or conversion is likely, but there is no assurance that such modifications will occur (see Note 1).

	Three months ended July 31,
Income Statement	2015		2014

General & administrative expense excluding non-cash share-based compensation	$1,041	$955	$2,258	$2,197

Non-cash share-based compensation	127	216	253	365

Other Expenses	530	439	2,745	832

Loss before tax	$1,698	$1,610	$5,256	$3,394

Other Comprehensive Income	$(59)	$-	$(75)	$-

Loss per share	$0.01	$0.01	$0.02	$0.01

Investing Activities:
NorthMet Property	$8,078	$6,227	$13,884	$14,443

Weighted average shares outstanding	276,521,018	275,656,779	276,496,063	275,625,187

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements. The interim consolidated financial statements at July 31, 2015 have been prepared on a going concern basis but there are conditions that cast substantial doubt on that assumption.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.